Exhibit 99.2

Announcement Summary

Entity name

OPTHEA LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday June 22, 2021

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

OPT	ORDINARY FULLY PAID	3,346,432	21/06/2021

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

OPTHEA LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ABN	32006340567

1.3 ASX issuer code

OPT

1.4 The announcement is

New announcement

1.5 Date of this announcement

22/6/2021

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
21-Jun-2021 16:28	New - Proposed issue of securities - OPT	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

OPT : ORDINARY FULLY PAID

Issue date

21/6/2021

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column -including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Total percentage of +securities held
Number of +securities held	Number of holders	For example, to enter a value of 50%
please input as 50.00

1 - 1,000		%

1,001 - 5,000		%

5,001 - 10,000		%

10,001 - 100,000		%

100,001 and over		%

Issue details

Number of +securities to be quoted

3,346,432

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

 Cashless Pre funded warrants exercised

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted

0.00000669

Any other information the entity wishes to provide about the +securities to be quoted

 $22.40 for 3,346,432 ordinary shares

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

OPT : ORDINARY FULLY PAID	351,003,541

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

OPTAB : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	16,644,000